UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                        SCHEDULE 13G

           Under the Securities Exchange Act of 1934*

              Patriot Transportation Holding, Inc.

                       (Name of Issuer)

                         Common Stock

               (Title of Class of Securities)


                          70337B102
                        (CUSIP Number)

                      February 25, 2010

   (Date of Event Which Requires Filing of this Statement)

                      Daniel B. Nunn, Jr.
                    Fowler White Boggs P.A.
                     50 North Laura Street
                          Suite 2800
                  Jacksonville, Florida  32202
                         (904) 598-3118

  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               SCHEDULE 13G

-------------------------------------------------------------------------
CUSIP No.: 70337B102
-------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
    Edward L. Baker and Thompson S. Baker II as trustees of the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/A/D April 30, 1965.
------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
      (b) [   ]
------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                    371,014
NUMBER OF SHARES		----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			      0
     EACH			----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			    371,014
     WITH			----------------------------------------
                                8  SHARED DISPOSITIVE POWER

------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    371,014
------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [   ]
------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      12.13%
------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
      00/IN
------------------------------------------------------------------------

                             SCHEDULE 13G

------------------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
      (b) [   ]
------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                      85,897
NUMBER OF SHARES		----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			    371,446
     EACH			----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			     85,897
     WITH			----------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                    371,446
-----------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   457,343
-----------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    [  ]
------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       15.54%
------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------

                            SCHEDULE 13G

------------------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Thompson S. Baker II
------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [ ]
------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                     41,896
NUMBER OF SHARES		----------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			    373,213
     EACH			----------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON	   	             41,896
     WITH			----------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                    373,213
------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   65,903
------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [   ]
------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.15%
------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot Transportation Holding,
Inc.


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	(b)	The Issuer's principal executive offices are located at
501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of Edward L. Baker
and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/D/A April 30, 1965 (the "ELB Trust"), and Edward L. Baker and Thompson S. Baker II, individually (each, a "Reporting Person").

	(b)	The principal executive offices of the ELB Trust are
located at Bessemer Trust Company, Attention: Paul Barkus, 630 Fifth Avenue, New York, NY 10111.

		The principal business address for Edward L. Baker, is 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202. The principal business address for Thompson S. Baker II, is 155 East 21st Street, Jacksonville, FL 32206.

	(c)	The Cynthia L. Baker Trust (the "CLB Trust") was organized
as a Florida trust on April 30, 1965.   The individual Reporting Persons
are citizens of the United States.

	(d)	This Schedule 13G relates to the common stock of the
Issuer, par value $.10 per share.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	ELB Trust:			371,014

		2)	Edward L. Baker:		456,911

		3)	Thompson S. Baker II:   	 65,903

		Total:					522,814 shares

	(b)	Percent of class:

		1)	ELB Trust:			12.13%

		2)	Edward L. Baker:		15.54%

		3)	Thompson S. Baker II:	         2.15%

		Total:				        17.69%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	ELB Trust:		371,014

			2)	Edward L. Baker:	 85,897

			3)	Thompson S. Baker II:	 41,896

			Total:				498,807

		(ii)	Shared power to vote or to direct the vote:

			1)	ELB Trust:		      0

			2)	Edward L. Baker:	371,014

			3)	Thompson S. Baker II:	373,213

			Total:				373,213

		(iii)	Sole power to dispose or to direct the disposition of:

			1)	ELB Trust:		 371,014

			2)	Edward L. Baker:	  85,897

			3)	Thompson S. Baker II:     41,816

			Total:				 498,807

		(iv)	Shared power to dispose or to direct the disposition of:

			1)	ELB Trust:		       0

			2)	Edward L. Baker:	 371,014

			3)	Thompson S. Baker II:	 373,213

			Total:				 373,213

	The ELB Trust formerly was a partner in Baker Holdings, L.P.
("Baker Holdings"), which formerly owned 1,061,521 shares of common stock of the Issuer. In connection with the dissolution of Baker Holdings, Baker Holdings distributed 371,014 shares of common stock of the Issuer to the ELB Trust on or about February 25, 2010. To the extent that Baker Holdings and its partners may have been deemed a "Group" under Section 13(d)(3) of the Exchange Act, such Group should be deemed dissolved.

Edward L. Baker -- Voting and Dispositive Power
----------------------------------------------

	Edward L. Baker has sole voting and dispositive power over 58,199 shares that he holds as trustee of certain trusts for the benefit of the children of John D. Baker II, 26,191 shares owned by his Living Trust and 1,507 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 371,014 shares held by the ELB Trust and 432 shares held in a fiduciary account by STABANCO, as nominee of SunTrust Bank.

Edward L. Baker -- Beneficial Ownership
--------------------------------------

	The beneficial ownership total of Edward L. Baker shown above includes the 371,014 shares held by the ELB Trust and 144 of the 432 shares held in the STABANCO account. Mr. Baker disclaims beneficial ownership of the remaining shares in the STABANCO account.

	Mr. Baker's reported beneficial ownership total also includes (i) 22,000 shares issuable under options that are exercisable within 60 days of February 25, 2010, (ii) 1,507 shares that he holds directly, (iii)
26,191 shares owned by his Living Trust, (iv) 2,542 shares held in a retirement account and (v) 400 shares owned by his wife as to which he
disclaims beneficial ownership.   Mr. Baker's reported beneficial ownership
total does not include the 58,199 shares that he holds as trustee for the benefit of the children of John D. Baker II. Mr. Baker disclaims beneficial ownership of these shares.

Thompson S. Baker II -- Voting and Dispositive Power
---------------------------------------------------

	Thompson S. Baker II has sole voting and dispositive power over 41,896 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 371,014 shares held by the ELB Trust and 2,199 shares held in trust for the benefit of his children.

Thompson S. Baker II -- Beneficial Ownership
-------------------------------------------

	The beneficial ownership of Thompson S. Baker II shown above includes (i) 41,896 shares that he holds directly, (ii) 7 shares held in a retirement account and (iii) 24,000 shares issuable under options that are exercisable within 60 days of February 25, 2010. Mr. Baker's reported beneficial ownership total does not include (i) the 2,199 shares held in trust for the benefit of his children, (ii) the 371,014 shares held by the ELB Trust or (iii) 733 shares owned by his wife. Mr. Baker disclaims beneficial ownership of those shares.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	ELB Trust
	Edward L. Baker
	Thompsons S. Baker II

	Each Reporting Person may also be deemed to be members of a group with John D. Baker II and Edward L. Baker II. Each Reporting Person disclaims beneficial ownership of the shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	The information regarding the dissolution of any "Group" contained in Item 4. above is hereby incorporated by reference.

Item 10.  Certification.

	Not applicable.

                                 SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  March 9, 2010



                                /S/ Edward L. Baker
				_________________________________
				Edward L. Baker

                                /s/ Thompson S. Baker II
				_________________________________
				Thompson S. Baker II

                                /s/ Edward L. Baker
				__________________________________
				Edward L. Baker, as Trustee of ELB
                                Trust

                                /s/ Thompson S. Baker II
				__________________________________
				Thompson S. Baker II, as Trustee
                                of ELB Trust